Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Enerplus announces Annual General Meeting webcast and conference call

            CALGARY, May 4 /CNW/ - Enerplus Resources Fund ("Enerplus") (TSX -
ERF.un, NYSE - ERF) will be hosting our Annual General Meeting on Friday, May
7, 2010 at the Metropolitan Conference Centre in Calgary, Alberta. A live webcast and conference call presentation, hosted by Gordon J. Kerr, President and CEO, will be held 10:05 am MT (12:05 pm ET) to provide an update on
Enerplus' activities. Details of the conference call and webcast are as follows:

            Live Conference Call and Webcast

            <<
            Date:    Friday, May 7, 2010
            Time:    10:05 am MT/12:05 pm ET
            Dial-In: 647-427-7450
                     888-231-8191 (toll free)
            Webcast:
http://w.on24.com/r.htm?e(equal sign)189521&s(equal sign)1&k(equal sign)BE7FCBDECD0CB3D4BC17D7A051D1AABE
            >>

            To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will also be available on our website for downloading following the event.
            A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

            Telephone Replay

            <<
            Dial-In:  416-849-0833
                      800-642-1687 (toll free)
            Passcode: 71925498
            >>

            Enerplus is one of Canada's oldest and largest independent oil and gas producers with a portfolio of both early stage resource plays and mature, cash-generating properties. We are focused on creating value for our investors through the successful development of our properties and the disciplined management of our balance sheet. Through these activities, we strive to provide investors with a competitive return comprised of both growth and income.
            Enerplus trust units trade on the New York Stock Exchange under the symbol "ERF" and on the Toronto Stock Exchange under the symbol "ERF.UN".
            Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

            Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

            Gordon J. Kerr
            President & Chief Executive Officer
            Enerplus Resources Fund

            %CIK: 0001126874

            /For further information: Investor Relations at 1-800-319-6462 or email
investorrelations(at)enerplus.com/
            (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 16:57e 04-MAY-10